SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 28, 2003

                           Commission File No. 1-14110

                              ---------------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                              ---------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F: |X|  Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|  No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|  No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|  No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated May 27, 2003, announcing the approval of the conversion of Preferred Shares "B" into Ordinary Shares by the special meeting of the holders of Preferred Shares "B".

PRESS RELEASE

                                [PECHINEY LOGO]

                                                            Tuesday May 27, 2003


Conversion of shares "B" into ordinary shares: Special meeting of the holders of Preferred Shares "B"

The special meeting of the holders of Preferred Shares "B" took place today, May 27, 2003, in Paris. The proposed conversion of Preferred Shares "B" into Ordinary Shares, which has been voted by the general shareholders' meeting on April 3, 2003 at the request of two shareholders of Pechiney, has been approved today, May 27, 2003, by the special meeting of the holders of Preferred Shares "B".

Therefore, the share capital of Pechiney will amount to 1,259,997,440.75 euros, consisting in 82,622,783 ordinary shares of same category.

Euronext France SA will shortly release a notice detailing the completion of this conversion.




Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Investor Relations Contacts:                    Press Contacts:
Charles L. Ranunkel   Tel: 33 1 56 28 25 07     Chrystele Ivins: Tel: 33 1 56 28 24 18
                      Fax 33 1 56 28 33 38      chrystele.ivins@pechiney.com
PECHINEY
7, place du Chancelier Adenauer                 Stephan Giraud: Tel: 33 1 56 28 24 19
75116 Paris                                     stephan.giraud@pechiney.com
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 28, 2003                               PECHINEY


                                                 By:    /s/ OLIVIER MALLET
                                                        -----------------------
                                                 Name:  Olivier MALLET
                                                 Title: Chief Financial Officer